Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8, No. 333-150457 of Ball Corporation of our report dated June 24, 2010 with respect to the statements of net assets available for benefits of Ball Corporation Salary Conversion and Employee Stock Ownership Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of Ball Corporation Salary Conversion and Employee Stock Ownership Plan.

/s/ Clifton Gunderson LLP
Clifton Gunderson LLP
Denver, Colorado
June 24, 2010